Filed by Endo International plc (Commission File No. 001-36326)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Auxilium Pharmaceuticals, Inc.

(Commission File No. 000-50855)

The following press release was issued by Endo on September 22, 2014:

CONTACT:

Investors/Media:	Media:

Blaine Davis +353-1-691-7579 (484) 216-7158	Heather Zoumas-Lubeski (484) 216-6829

Investors:

Jonathan Neely (484) 216-6645

Media:

Andy Brimmer / Kelly Sullivan / Aaron Palash

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

ENDO INTERNATIONAL COMMENTS ON AUXILIUM PHARMACEUTICAL’S

REJECTION OF ITS ACQUISITION PROPOSAL

DUBLIN, Sept. 22, 2014 – Endo International plc (NASDAQ: ENDP) (TSX: ENL) today commented on Auxilium Pharmaceuticals, Inc.’s (NASDAQ: AUXL) decision not to accept its proposal to acquire Auxilium for a per share consideration of $28.10 in a cash and stock transaction valued at $2.2 billion.

The Company issued the following statement:

We continue to believe that our transaction for Auxilium is compelling. We are providing a substantial premium and immediate cash value for Auxilium shareholders as well as the opportunity to participate in the upside potential of a leading global specialty healthcare company. We are confident that our proposal would create benefits for both Endo and Auxilium shareholders, as well as our patients, customers and employees. We note Auxilium’s statement that it maintains the right to engage in discussions with Endo and it is our strong preference to work collaboratively with Auxilium to realize the benefits of this transaction. At this time, we do not intend to make further statements.

Citi is serving as a financial advisor to Endo, and Sullivan & Cromwell LLP is serving as its legal advisor.

About Endo International plc

Endo International plc is a global specialty healthcare company focused on improving patients’ lives while creating shareholder value. Endo develops, manufactures, markets, and distributes quality branded pharmaceutical, generic and device products through its operating companies. Endo has global headquarters in Dublin, Ireland, and U.S. headquarters in Malvern, PA. Learn more at www.endo.com.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Endo International plc (“Endo”) has made for a business combination transaction with Auxilium Pharmaceuticals, Inc. (“Auxilium”). In furtherance of this proposal and subject to future developments, Endo (and, if a negotiated transaction is agreed, Auxilium) may file one or more registration statements, prospectuses, proxy statements or other documents with the U.S. Securities and Exchange Commission (“SEC”). This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Endo and/or Auxilium may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ENDO AND AUXILIUM ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement (if and when available) will be mailed to stockholders of Auxilium. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Endo through the web site maintained by the SEC at http://www.sec.gov.

CERTAIN INFORMATION REGARDING PARTICIPANTS

Endo and certain of its directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Endo’s directors and executive officers in Endo Health Solutions Inc.’s (“EHSI”) Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 3, 2014, and Endo’s proxy statement for the 2014 Annual General Meeting of Shareholders, which was filed with the SEC on April 29, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.

FORWARD-LOOKING STATEMENTS

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These forward-looking statements include, but are not limited to, statements regarding Endo’s offer to acquire Auxilium, its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Statements including words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “will,” “may,” “look forward,” “intend,” “guidance,” “future” or similar expressions are forward-looking statements. Because these statements reflect our current views, expectations and beliefs concerning future events, these forward-looking statements involve risks and uncertainties. Although Endo believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, readers should not place undue reliance on them, or any other forward looking statements or information in this communication. Investors should note that many factors, as more fully described in the documents filed by Endo with the SEC and with securities regulators in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”), including under the caption “Risk Factors” in EHSI’s Form 10-K and Endo’s Form 10-Q and Form 8-K filings, as applicable, and as otherwise enumerated herein or therein, could affect Endo’s future financial results and could cause Endo’s actual results to differ materially from those expressed in forward-looking statements contained in this communication. Important factors that, individually or in the aggregate, could cause our actual results to differ materially from expected and historical results include, but are not limited to:

•	the ultimate outcome of any possible transaction between Endo and Auxilium, including the possibilities that Endo will not pursue a transaction with Auxilium and that Auxilium will reject a transaction with Endo;

•	if a transaction between Endo and Auxilium were to occur, the ultimate outcome and results of integrating the operations of Endo and Auxilium, the ultimate outcome of Endo’s operating strategy applied to Auxilium and the ultimate ability to realize synergies;

•	the effects of the business combination of Endo and Auxilium, including the combined company’s future financial condition, operating results, strategy and plans;

•	if a transaction between Endo and Auxilium were to occur, our ability to achieve significant upside potential for shareholders by accelerating the growth of Xiaflex®, Testim® and other products of the resultant combined company;

•	our ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the effects of governmental regulation on our business or potential business combination transaction;

•	the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Auxilium with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirely by this cautionary statement. These forward-looking statements speak only as of the date hereof. Endo assumes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required under applicable securities law.

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